UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, January 22, 2019 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informed that it has filed its Corporate Governance Practices with the Comisión para el Mercado Financiero “CMF”, (Commission for Financial Markets) in accordance with General Rule N°385. This response was approved by the Board of Directors of SQM. This document refers to the Corporate Governance Policy, which is available on the company webpage at www.sqm.com.

Practice	Adoption
	YES	NO
1. Function and composition of the Board of Directors a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: i) The businesses, and its issues and risks, including those regarding sustainability, considered as most relevant, as well as the reasons why they are so relevant according to the Board.	YES

Explanation: All new members of the Board will receive an orientation to the Company upon joining the Board regarding the Company, its business, risks, policies, procedures, principal accounting criteria, sustainability and the legal framework applicable to the Company and its Directors. Within 60 days of the new board being elected, the board will be provided with pertinent information related to the Company, including, but not limited to the Company’s by-laws http://ir.sqm.com/English/investor-relation/corporate-governance/default.aspx, Code of Ethics http://ir.sqm.com/English/investor-relation/corporate-governance/default.aspx, Manual for the Management of Information http://ir.sqm.com/English/investor-relation/corporate-governance/default.aspx, Monthly Management Report, Sustainability Report http://ir.sqm.com/English/investor-relation/Annual-information/default.aspx, most recent 20-F http://ir.sqm.com/English/investor-relation/Annual-information/default.aspx and annual report http://ir.sqm.com/English/investor-relation/Annual-information/default.aspx. Through receipt of the 20-F, the Board will receive a list of all material contracts, and a full copy of the previous year’s financial statements. The Board has access to the Company website, through which it can access pertinent information about the Company, including but not limited to all recent financial statements and press releases issued by the Company and important Company policies. The Company will coordinate meetings with relevant management to discuss the business issues and risks, including those related to sustainability, site visits and other briefings as appropriate. The Board has access to an information sharing system, which allows each Board member safe, secure, remote and permanent access to all of the documents mentioned above.

1. Function and composition of the Board of Directors. a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: ii) The relevant interest groups as identified by the entity as well as the reasons why they are relevant according to the Board, and the main mechanisms used to know their expectations and to maintain a stable and long term relationship with them.	YES

Explanation: The Company publishes a Sustainability Report to provide further information on its social and environmental performance. As part of the Sustainability Report, the Company identifies the relevant interest groups. It also identifies indicators measured by the Company in matters related to social responsibility and sustainable development. Annually, the Board reviews and approves a copy of the Sustainability report, and also new Board members receive a copy as part for the orientation for new Board members. Additionally, as part of the orientation, the Board received a presentation from the CEO, where he described the relevant interest groups.

1. Function and composition of the Board of Directors. a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: iii) The mission, vision, strategic goals, and values that should guide the company, its Directors and personnel, and the inclusion, diversity, sustainability and risk management policies approved by the Board.	YES
Explanation: All new members of the Board will receive an orientation to the Company upon joining the Board regarding the Company, its business, risks, policies, procedures, principal accounting criteria, sustainability and the legal framework applicable to the Company and its Directors. Within 60 days of the new board being elected, the board will be provided with pertinent information related to the Company, including, but not limited to the Company’s by-laws, Code of Ethics, Manual for the Management of Information, Monthly Management Report, Sustainability Report, most recent 20-F and annual report. Through receipt of the 20-F, the Board will receive a list of all material contracts, and a full copy of the previous year’s financial statements. The Board has access to the Company website, through which it can access pertinent information about the Company, including but not limited to all recent financial statements and press releases issued by the Company and important Company policies.

2

1. Function and composition of the Board of Directors. a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: iv) The most relevant legal framework applicable to the company, its Board and its main executives.	YES
Explanation: All new members of the Board will receive an orientation to the Company upon joining the Board to make it easier for him or her to know and understand the Company. As part of the new Board orientation the new members can meet with the Company’s General Counsel or senior management at any time to discuss any aspect of the Company’s business.
1. Function and composition of the Board of Directors. a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: v) The duties of safekeeping, reservation, loyalty, diligence and information that fall on each member of the Board according to the current law, through examples of the most relevant verdicts, sanctions or pronouncements regarding those duties that occurred locally in the previous year.		NO
Explanation: The Board orientation procedure or mechanism in place aims to facilitate the duties of safekeeping, reservation, loyalty, diligence and information that falls on each Board member according to the current law, though it doesn’t consider examples of the most relevant verdicts, sanctions or pronouncements regarding those duties that occurred locally in the previous year. This conforms with Section 6 of the CGP which states that, if necessary, the Board will request a meeting with internal or external counsel to explain the most relevant verdicts, sanctions or pronouncements relating to the duties of safekeeping, reservation, loyalty, diligence and information that have occurred both locally and international markets that could have an impact on the Company. The Board does not require the Board orientation have a procedure or mechanism in place that aims to facilitate the duties of safekeeping, reservation, loyalty, diligence and information that falls on each Board member according to the current law because the Board may request a meeting with internal or external counsel as it feels necessary.
1. Function and composition of the Board of Directors. a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: vi) The main agreements adopted in the last 2 years prior to the beginning of its term and the reasons considered to adopt such agreements or to discard other options evaluated.		NO
Explanation: The Board orientation procedure or mechanism in place aims to facilitate the comprehension and knowledge process of the main agreements adopted in the last two years prior to the beginning of its term. However, the Board does not receive a copy of all the main agreements adopted, nor reasons considered to adopt such agreements or discard other options because the Board has made management responsible for main agreements signed within the Company with the exception of contracts with a value over US$20 million, which the Board is required to review and approve. The Board has access to an information sharing system, which allows each Board member safe, secure, remote and permanent access to all of the documents which are included in the Board orientation.
1. Function and composition of the Board of Directors. a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: vii) The most relevant parts of the quarterly and annual financial statements of the previous year, as well as their related explanatory notes.	YES
Explanation: All new members of the Board will receive an orientation to the Company upon joining the Board regarding the Company and its principal accounting criteria. Within 60 days of the new board being elected, the board will be provided with pertinent information related to the Company, including, but not limited to the most recent 20-F and annual report. Through receipt of the 20-F, the Board will receive a full copy of the previous year’s financial statements. The Board has access to the Company website, through which it can access pertinent information about the Company, including but not limited to all recent financial statements, the monthly management report, and press releases issued by the Company.
1. Function and composition of the Board of Directors. a) The Board of Directors has a procedure or mechanism in place for the orientation of every new member, in order to make it easier for him or her to know and understand: viii) Anything that according to the Board represents a conflict of interest and how it should be dealt with, according to the Board or to the Code or Manual established for this purpose, notwithstanding any conflict of interest explicitly addressed by the law.	YES

Explanation: Within 60 days of the new board being elected, the board will be provided with pertinent information related to the Company, including, but not limited to the Company’s Code of Ethics.

The Code of Ethics describes, among other things: i) the expected behavior of Company Directors and employees, ii) what is understood as conflict of interest, iii) the main situations that constitute a conflict of interest, iv) the procedure that a director must follow to declare and resolve a possible conflict of interest and v) policies and procedures relating to anti-corruption. The Code of Ethics shall be reviewed by the Board and updated, if necessary, annually.

3

1. Function and composition of the Board of Directors. b) The Board has a permanent training procedure or mechanism in place to better understand what: i) Defines at least annually the subjects in which there will be training for its members and the training calendar for the year.	Yes

Explanation: Professional development of the Board is encouraged through a formal training procedure. Each year, the Board approves its annual training program. During the year, if the Board finds it necessary to include other relevant training sessions, it will do so. Each year the Board will evaluate its own processes and performance through a Board Assessment designed to promote the Board’s on-going effectiveness and continuous improvement. This evaluation may be performed by a third party. As a part of this evaluation, the Board will review itself, its Chairman, and its CEO, including but not be limited to evaluating the following items:

➢    Any areas that it feels should be examined further to increase the effectiveness of the Board and the Company;

➢    Any areas in which its members can strengthen and continue improving his or her personal performance on the Board;

➢    Any organization, social or cultural barriers that could be inhibiting the natural diversity of capabilities, visions, characteristics and conditions that could have taken place at the Board level had these barriers not existed;

➢    The considerations of any change to the organization and the functions of the Board in crisis situations; and

➢    Any areas of possible improvement related to the Company’s disclosure policies and procedures, ensuring that disclosure is easily understood by the public and that it is released in a timely manner.

At the conclusion of this evaluation, the Board will define any specific training measures that it feels should be carried out, and will consider advisory services from third-party experts to aid in the detection and implementation of possible improvements.

1. Function and composition of the Board of Directors. b) The Board has a permanent training procedure or mechanism in place to better understand what: ii) As a part of these subjects. includes the best corporate governance practices adopted by other entities, both locally and internationally.	YES
Explanation: On an annual basis, the Board, through a Corporate Governance Committee will review its Corporate Governance Policy. As part of this process, the Board will review best corporate governance practices adopted by other entities, both locally and internationally.

1. Function and composition of the Board of Directors.

b) The Board has a permanent training procedure or mechanism in place to better understand what: iii) As a part of these subjects, includes the main advances that have occurred both locally and internationally regarding inclusion, diversity and sustainability reports.

YES

Explanation: In 2018, the Board reviewed the main advances that have occurred both locally and internationally regarding inclusion, diversity and sustainability reports. As part of its ongoing training the Board must remain informed of any relevant regulatory changes, verdicts, and sanctions that have occurred both locally and internationally, related to inclusion, diversity and sustainability.

1. Function and composition of the Board of Directors. b) The Board has a permanent training procedure or mechanism in place to better understand what: iv) As a part of these subjects, includes the main risk management tools, including sustainability risks that have been implemented both locally and internationally in the last year.	YES
Explanation: In 2018, the Board reviewed the main risk management tools, including sustainability risks that have been implemented both locally and internationally. As part of its ongoing training, the Board must remain informed of any relevant regulatory changes, verdicts, and sanctions that have occurred both locally and internationally, related to sustainability and risk management.
1. Function and composition of the Board of Directors. b) The Board has a permanent training procedure or mechanism in place to better understand what: v) As a part of these subjects, includes the most relevant verdicts, sanctions or pronouncements that have occurred both locally and internationally in the last year regarding the duties of safekeeping, reservation, loyalty, diligence and information.	YES
Explanation: In 2018, the Board reviewed the most relevant verdicts, sanctions or pronouncements that have occurred both locally and internationally in the last year regarding the duties of safekeeping, reservation, loyalty, diligence and information. .As part of its ongoing training, the Board must remain informed of any relevant regulatory changes, verdicts, and sanctions that have occurred both locally and internationally, related to inclusion, diversity, sustainability, and risk management. If necessary, the Board will request a meeting with internal or external counsel to explain the most relevant verdicts, sanctions or pronouncements relating to the duties of safekeeping, reservation, loyalty, diligence and information that have occurred both locally and international markets that could have an impact on the Company.

4

1. Function and composition of the Board of Directors. b) The Board has a permanent training procedure or mechanism in place to better understand what: vi) As a part of these subjects, includes a review of examples of situations that represent conflicts of interest in the Board, and ways in which such conflicts of interest can be avoided or resolved in the best social interest.		NO
Explanation: The Board approves a Code of Ethics which describes, among other things, i) the expected behavior of Company Directors and employees, ii) what is understood as conflict of interest, iii) the main situations that constitute a conflict of interest, iv) the procedure that a director must follow to declare and resolve a possible conflict of interest and v) policies and procedures relating to anti-corruption. The Code of Ethics shall be reviewed by the Board and updated, if necessary, annually.
1. Function and composition of the Board of Directors. b) The Board has a permanent training procedure or mechanism in place to better understand what: vii) Annually divulges the subjects over which there have been training sessions for the Board in the last year.	YES
Explanation: The Board training sessions are disclosed in the Annual Report.
1. Function and composition of the Board of Directors. c) The Board of Directors has a policy to hire experts to advise them in matters of accounting, tax, financial, legal and others: i) That includes the possibility of veto by one or more Directors for the hiring of a particular advisor.		NO
Explanation: In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors, and shall have the authority to retain and approve the fees and retention terms of its outside advisors except to the extent that sole authority to retain certain advisors has been delegated by the Audit and Financial Risk Committee. The Board does not believe that the possibility of veto by one or more Directors for the hiring of a particular advisor would be in the best interest of the Board as it could significantly delay the hiring of relevant and necessary advisors; the Board uses its efforts to make these decisions unanimously. The Board does not have a policy in which it can hire experts to advise them in matters related to accounting, tax, financial, legal or other issues.
1. Function and composition of the Board of Directors. c) The Board of Directors has a policy to hire experts to advise them in matters of accounting, tax, financial, legal and others: ii) That if required by at least one of its members, the advisor is hired for the matter required by him or her.		NO
Explanation: The Board conforms with its general rules, and makes these decisions as an entity, and any Director has the ability to propose a third-party consultant. The Board does not have a policy in which at least one of its members can hire advisors for a matter required by him or her.
1. Function and composition of the Board of Directors. c) The Board of Directors has a policy to hire experts to advise them in matters of accounting, tax, financial, legal and others: iii) That includes the disclosure, at least once a year, of the advisories requested and not hired, explaining the reasons why the Board made that particular decision, which must also be appropriately stated in the minute of that session.		NO
Explanation: As necessary, meeting minutes include advisory requests made by Board members, but the Board does not feel it necessary to disclose all advisors requested by all Board members. The Board does not have a policy in which it discloses at least once a year the advisories requested and not hired. It does not explain the reasons why the Board makes a particular decision, and does not necessarily state these reason in the minute of that session
1. Function and composition of the Board of Directors. d) The Board of Directors meets at least quarterly with the external auditor in charge of auditing the company’s financial statements, in order to analyze: i) The audit program or plan.		NO
Explanation: The Board meets with the external auditor in charge of auditing the Company’s financial statements in order analyze the audit plan or annual program, the Audit and Financial Risk Committee meets as necessary, but at least twice per year. The Board believes it is sufficient and more efficient to have two mandatory meetings with the external auditor per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the external auditor as it feels necessary.
1. Function and composition of the Board of Directors.d) The Board of Directors meets at least quarterly with the external auditor in charge of auditing the company’s financial statements, in order to analyze: ii) Possible differences detected in the audit process regarding accounting practices, management systems and internal audit.		NO
Explanation: The Board will meet with the external auditor in charge of auditing the Company’s financial statements in order to analyze the possible differences detected in the audit in regard to accounting practices, administrative systems, and internal auditing. The Board believes it is sufficient and more efficient to have two mandatory meetings with the external auditor per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the external auditor as it feels necessary.
1. Function and composition of the Board of Directors.d) The Board of Directors meets at least quarterly with the external auditor in charge of auditing the company’s financial statements, in order to analyze: iii) Possible serious deficiencies detected and any irregular situation that must be communicated to the appropriate regulators due to its nature.		NO
Explanation: The Audit and Financial Risk Committee meets as necessary, but at least twice per year with the external auditing firm in charge of auditing the Company’s financial statements in order to analyze possible serious deficiencies that may have been detected and those irregular situations which due to their nature must be informed to the competent regulatory agencies. In addition, the external auditor will also communicate any irregular situations that may be detected to the Board. The Board believes it is sufficient and more efficient to have two mandatory meetings with the external auditor per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the external auditor as it feels necessary.

5

1. Function and composition of the Board of Directors. d) The Board of Directors meets at least quarterly with the external auditor in charge of auditing the company’s financial statements, in order to analyze: iv) The results of the annual audit program.	NO
Explanation: The Audit and Financial Risk Committee meets as necessary, but at least twice per year with the external auditing firm, in which it will review the results of the annual audit program. The Board believes it is sufficient and more efficient to have two mandatory meetings with the external auditor per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the external auditor as it feels necessary. Although the Board does not meet at least quarterly with the external auditor in charge of auditing the Company’s financial statements in order to analyze results of the annual audit program.
1. Function and composition of the Board of Directors. d) The Board of Directors meets at least quarterly with the external auditor in charge of auditing the company’s financial statements, in order to analyze: v) The possible conflicts of interest that can exist regarding the audit company or its personnel, both due to the provision of other services to the company or other companies in its holding, or due to other reasons.	NO

Explanation: The Audit and Financial Risk Committee shall meet as necessary, but at least twice per year, with the external auditing firm. The Board believes it is sufficient and more efficient to have two mandatory meetings with the external auditor per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the external auditor as it feels necessary.

Although the Board does not meet at least quarterly with the external auditor in charge of auditing the Company’s financial statements in order to analyze possible conflicts of interest that could exist in regard to the external auditing firm or its personnel, due to the provision of other services to the company or to the companies of the corporate group, and due to situations

1. Function and composition of the Board of Directors e) The Board of Directors meets at least quarterly with the company’s risk management unit or responsible person, in order to analyze: i) The correct function of the risk management process.	NO
Explanation: The Audit and Financial Risk Committee and the Board meet as necessary, but not less than twice per year with the Company’s Risk Management and Compliance Officer to analyze the correct function of the risk management process. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s risk management unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s risk management unit as it feels necessary.
1. Function and composition of the Board of Directors e) The Board of Directors meets at least quarterly with the company’s risk management unit or responsible person, in order to analyze: ii) Risk matrix used by the Company, as well as the main sources of risks and the methodology for the detection of new risks, and of those, the probability and impact of them occurring.	NO
Explanation: The Audit and Financial Risk Committee and the Board meet as necessary, but not less than twice per year with the Company’s Risk Management and Compliance Officer to review the Company’s risk matrix used by the Board, as well as the main sources of risks and the methodology for the detection of new risks, and of those, the probability and impact of them happening. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s risk management unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s risk management unit as it feels necessary.

6

1. Function and composition of the Board of Directors e) The Board of Directors meets at least quarterly with the company’s risk management unit or responsible person, in order to analyze: iii) The recommendations and improvements that according to the unit would be appropriate to make in order to manage the company’s risks in a better way.	NO
Explanation: The Audit and Financial Risk Committee and the Board meet as necessary, but not less than twice per year with the Company’s Risk Management and Compliance Officer to analyze the recommendations and improvements that, according to the Risk Management and Compliance Officer, would make the Company’s risk management more effective. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s risk management unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s risk management unit as it feels necessary.
1. Function and composition of the Board of Directors e) The Board of Directors meets at least quarterly with the company’s risk management unit or responsible person, in order to analyze: iv) The contingency plans designed to react to the occurrence of critical events, including the continuity of the Board in crisis situations.	NO
Explanation: The Audit and Financial Risk Committee and the Board meet as necessary, but not less than twice per year with the Company’s Risk Management and Compliance Officer to review the contingency plans designed to react to the occurrence of critical events, including the continuity of the Board in crisis situations. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s risk management unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s risk management unit as it feels necessary.
1. Function and composition of the Board of Directors f) The Board of Directors meets at least quarterly with the company’s internal audit unit, compliance officer or responsible person, in order to analyze: i) The annual audit program or plan.	NO
Explanation: The Audit and Financial Risk Committee and the Board meet as necessary, but not less than twice per year with the Company’s Internal Audit Manager to analyze the audit program or annual plan. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s Internal Audit unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s Internal Audit unit as it feels necessary.
1. Function and composition of the Board of Directors f) The Board of Directors meets at least quarterly with the company’s internal audit unit, compliance officer or responsible person, in order to analyze: ii) Possible serious deficiencies detected and any irregular situation that due to its nature must be communicated to the appropriate regulators or to the Public Prosecutor.	NO

Explanation: The Audit and Financial Risk Committee and the Board meet as necessary, but not less than twice per year with the Company’s Internal Audit Manager to analyze possible serious deficiencies detected and any irregular situation that due to its nature must be communicated to the appropriate regulators or to the Public Prosecutor., The Board has access to the internal whistle blower system, and will make decisions on a case by case basis. In the event of a serious deficiency, the Board will be informed as soon as possible. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s Internal Audit unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s Internal Audit unit as it feels necessary.

1. Function and composition of the Board of Directors f) The Board of Directors meets at least quarterly with the company’s internal audit unit, compliance officer or responsible person, in order to analyze: iii) The recommendations and improvements that according to the unit would be appropriate to make in order to minimize the occurrence of irregularities or frauds.	NO
Explanation: The Audit and Financial Risk Committee meet as necessary, but not less than twice per year, with the Company’s Internal Audit Manager to analyze the recommendation and improvements from the Internal Audit unit in an effort to minimize the occurrence of irregularities or fraud. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s Internal Audit unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s Internal Audit unit as it feels necessary.
1. Function and composition of the Board of Directors f) The Board of Directors meets at least quarterly with the company’s internal audit unit, compliance officer or responsible person, in order to analyze: iv) The effectiveness of the crime prevention models implemented by the company.	NO
Explanation: The Audit and Financial Risk Committee and the Board meet as necessary, but not less than twice per year with the Company’s Internal Audit Manager to review the effectiveness of the crime prevention models implemented by the Company. The Board believes it is sufficient and more efficient to have two mandatory meetings with the Company’s Internal Audit unit per year, in which the above material will be discussed. Nevertheless, the Board can request an additional meeting with the Company’s Internal Audit unit as it feels necessary.
1. Function and composition of the Board of Directors g) The Board of Directors meets at least quarterly with the company’s social responsibility and sustainable development unit or responsible person, in order to analyze: i) The effectiveness of the policies approved by the Board.	NO
Explanation: The Board has created a Safety, Health, and Environment Committee (the “SHEC”) to assist the Board in its review of the Company’s policies and changes or improvements to policies with respect to safety, health, environmental, sustainability, and social matters affecting the Company. The SHE Committee meets at least twice a year with the Company’s social responsibility and sustainable development unit. The SHEC presents its key findings to the entire Board. The Board can request additional meetings as it sees fit or necessary. Staring in 2019, the SHEC will meet four times per year.
1. Function and composition of the Board of Directors g) The Board of Directors meets at least quarterly with the company’s social responsibility and sustainable development unit or responsible person, in order to analyze: ii) The detected organizational, social or cultural barriers that could be inhibiting the natural diversity that would have taken place without those barriers.	NO

Explanation: The SHEC meets at least twice a year with the Company’s social responsibility and sustainable development unit to analyze detected organizational, social or cultural barriers that could be inhibiting the natural diversity that would have taken place without those barriers. The SHEC presents its key findings to the entire Board.

The Board can request additional meetings as it sees fit or necessary. Staring in 2019, the SHEC will meet four times per year.

7

1. Function and composition of the Board of Directors g) The Board of Directors meets at least quarterly with the company’s social responsibility and sustainable development unit or responsible person, in order to analyze: iii) The usefulness and acceptance of the sustainability reports disclosed to the relevant interest groups of the company.		NO

Explanation: The Company annually publishes a Sustainability Report that is reviewed by the Board, and the usefulness and acceptance of the Sustainability Report as received by relevant interest groups is received by the Board.

The SHEC Committee meets at least twice a year with the Company’s social responsibility and sustainable development unit. The SHEC presents its key findings to the entire Board.

The Board can request additional meetings as it sees fit or necessary. Staring in 2019, the SHEC will meet four times per year.

1. Function and composition of the Board of Directors h) The Board of Directors visit the different offices and facilities of the company every year, in order to know: i) The state and operation of those offices and facilities.	YES
Explanation: The Company has more than twenty commercial offices, and over ten joint ventures around the world. It is not feasible to visit all offices and facilities every year. However, Board members will use his or her best efforts to visit at least two facilities each year During 2018, the Board visited Maria Elena, where the company maintains several relevant facilities.
1. Function and composition of the Board of Directors h) The Board of Directors visit the different offices and facilities of the company every year, in order to know: ii) The main functions and concerns of those who work in these offices and facilities.	YES

Explanation: The Company has more than twenty commercial offices, and over ten joint ventures around the world. It is not feasible to visit all offices and facilities every year. However, Board members will use his or her best efforts to visit at least two facilities each year During 2018, the Board visited Maria Elena, where the company maintains several relevant facilities.

1. Function and composition of the Board of Directors h) The Board of Directors visit the different offices and facilities of the company every year, in order to know: iii) The recommendations and improvements that according to the people responsible for those offices and facilities would be appropriate to make in order to improve their operations.	YES
Explanation: The Company has more than twenty commercial offices, and over ten joint ventures around the world. It is not feasible to visit all offices and facilities every year. However, Board members will use his or her best efforts to visit at least two facilities each year During 2018, the Board visited Maria Elena, where the company maintains several relevant facilities.
1. Function and composition of the Board of Directors i) Out of the meetings held for every point referred to in the previous letters d) to f), at least one for each point is held without the CEO of the company.	YES
Explanation: During every meeting with the Risk Management and Compliance Officer, the Internal Audit Manager, and the External Auditor, the Board will have an opportunity to meet with him or her without the presence of management. During 2018, the Board has always had an opportunity to meet with each of these executives without management presence, but meetings without the presence were not deemed necessary and didn’t take place.
1. Function and composition of the Board of Directors j) The Board has a formal continual improvement procedure in place: i) To detect and implement possible improvements in its organization and its functions.	YES
Explanation: The Board has a formal continual improvement procedure in place to detect and implement possible improvements in its organization and its functions. Each year the Board will evaluate its own processes and performance through a Board Assessment designed to promote the Board’s on-going effectiveness and continuous improvement.

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1. Function and composition of the Board of Directors j) The Board has a formal continual improvement procedure in place: ii) To detect the areas in which its members can strengthen and continue improving.	Yes
Explanation: The Board has a formal continual improvement procedure in place to detect the areas in which its members can strengthen and continue improving their skills. Each year the Board will evaluate its own processes and performance through a Board Assessment to evaluate any areas in which its members can strengthen and continue improving his or her personal performance on the Board.

1. Function and composition of the Board of Directors j) The Board has a formal continual improvement procedure in place: iii) To detect and reduce organizational, social or cultural barriers within the Board that could be inhibiting the natural diversity of capabilities, visions, characteristics and conditions that could have taken place within the Board without those barriers.	YES
Explanation: The Board has a formal continual improvement procedure in place to detect and reduce the organization, social or cultural barriers within the Board that could be inhibiting the natural diversity capabilities, visions, characteristics and conditions that could have taken place within the Board if those barriers did not exist. Each year the Board will evaluate its own processes and performance through a Board Assessment designed to promote the Board’s on-going effectiveness and continuous improvement. As part of this evaluation, the Board will review itself, its Chairman, its and CEO evaluating, among other things, the social or cultural barriers that could be inhibiting the natural diversity, capabilities, visions, characteristics and conditions that could have taken place within the Board without these barriers.
1. Function and composition of the Board of Directors j) The Board has a formal continual improvement procedure in place: iv) That, notwithstanding any legal obligation, specifically including the determination of the minimum number of ordinary meetings, their minimum average time of face-to-face and remote dedication, the amount of time in advance that the summoning should be submitted, and the appropriate information required for their correct execution, recognizing the particular characteristics of the company as well as the diversity of experiences, conditions and knowledge existing in the Board, according to the complexity of the matters to discuss.	YES

Explanation: As discussed in article 15 of the Company’s By-laws, the Board will meet or be in session at least once a month. Directors are expected to attend Board meetings in person or via telephone conference, in which proper means are in place. Members of the Board and the Committees, upon which they serve, are expected to attend meetings fully prepared and to remain in attendance for the duration of the meeting. Board meeting attendance will be disclosed annually in the Board Report Card, which is published on the Company website.

According to article 13 of the Company By-laws, a Director who does not attend 3 consecutive meetings due to reasons not considered reasonable by the Board, will as a matter of fact stop performing his or her functions, and must be replaced without delay and formalities. In this case, and in the event of conflict of duties, resignation, dismissal, death, bankruptcy, or any other inability disabling a director to perform his duties, the Board will proceed to appoint the replacement Director(s) pursuant to the Law who will stay in office and perform his or her duties until the next shareholder’s meeting to be held by the Company and at which all Directors are to be re-elected.

1. Function and composition of the Board of Directors j) The Board has a formal continual improvement procedure in place: v) That specifically considers any change, if necessary, in the organization and functions of the Board in contingency or crisis situations.		NO
Explanation: While the Board is constantly reviewing Company risks and appropriate responses to be taken by the Company, it does not have formal Crisis Management Plan..
1. Function and composition of the Board of Directors j) The Board has a formal continual improvement procedure in place: vi) That considers the advice of an outside expert for the detection and implementation of these possible improvements or areas of weakness.	Yes

Explanation: The Board has a formal continual improvement procedure in place that considers the advice of an outside expert for the detection and implementation of these possible improvements or strengthening areas. Each year the Board will evaluate its own processes and performance through a Board Assessment designed to promote the Board’s on-going effectiveness and continuous improvement. This evaluation may be performed by a third party. As a part of this evaluation, the Board will review itself, its Chairman, and its CEO.

At the conclusion of this evaluation the Board will define any specific training measures that it believes should be carried out, and will consider advisory services from third-party experts to aid in the detection and implementation of possible improvements.

1. Function and composition of the Board of Directors j) The Board has a formal continual improvement procedure in place: vii) That the detection referred to by the previous points i) to iii) is done at least annually.	Yes
Explanation: The Board has a formal continual improvement procedure in place that reviews point i to iii listed above on an annual basis.

1. Function and composition of the Board of Directors

k) The Board has an information technology system in place, accessible by every Director, that: i) Allows him or her safe, remote and permanent access to all minutes and documents shown in every Board meeting over the last three years, through a mechanism that allows their indexing and information searches.

Yes
Explanation: The Board currently does have the information technology system in place that allows every Board Member safe, remote and permanent access every minute and document shown in every Board meeting over the last three years through a mechanism that allows an indexing and information search. During 2016, the Board implemented a Board sharing mechanism with allows the Board safe, remote and permanent access to every minutes and document shown in every Board meeting. Therefore, the Board has access to the information requested in this item for the past three years.

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1. Function and composition of the Board of Directors k) The Board has an information technology system in place, accessible by every Director, that: ii) Allows him to access safely and remotely, and notwithstanding the legal obligations regarding summoning submission deadlines and contents, to the agenda and presentation materials that summarize all the matters to be discussed in said session, and every piece of information that will be presented in that session or additional information necessary to prepare for it.	Yes

Explanation: The Board has a system in place that allows every Board Member safe, remote and permanent access, (notwithstanding any legal deadlines to summon a meeting) to the agenda and presentation materials that summarize all the matters to be discussed in Board meetings, and every piece of information that will be presented in a Board meeting, or additional information necessary to prepare for said meeting. The Board may also ask or receive regular reports which include analysis of key metrics in respect to operational and financial information. The Board secretary is responsible for ensuring that information is sent to the Board in a timely manner.

The meeting minutes will be provided to the Board as quickly as possible in Spanish, with a translation to English, before being executed by all required parties. Board members will have time to review Board meeting minutes in either language before executing them.

1. Function and composition of the Board of Directors k) The Board has an information technology system in place, accessible by every Director, that: iii) Allows the access referred to by point ii) at least five days prior to the session.		NO

Explanation: The Board currently does have an information technology system in place which allows every Board member safe, remote and permanent access to the material listed in point ii, above, at least five days prior to Board meetings. Meeting materials and information is distributed in advance of each meeting. Any necessary meeting materials can be provided in either English or Spanish upon the request of any Board member.

However, as Board materials are subject to change until the moment of the meeting, the Company cannot guarantee that all board materials will be accessible five days prior to the session.

The Company will use its best effort to send them as soon as possible.

1. Function and composition of the Board of Directors k) The Board has an information technology system in place, accessible by every Director, that: iv) Grants him safe, remote and permanent access to the whistleblower system implemented by the company.		NO
Explanation: The Internal Audit Manager who reports to the Audit and Financial Risk Committee, can answer questions for the Board related to whistleblower system. The Board does not currently have the information technology system in place that grants every Board Member safe, remote and permanent access the whistleblower system implemented by the Company.
1. Function and composition of the Board of Directors k) The Board has an information technology system in place, accessible by every Director, that: v) Allows him to review the final text of the minute of said session.	YES
Explanation: The Board has a system in place in which Board members are allowed to review the final text of meeting minutes. The meeting minutes will be provided to the Board as quickly as possible in Spanish, with a translation in English before being executed by all required parties.

1. Function and composition of the Board of Directors

k) The Board has an information technology system in place, accessible by every Director, that: vi) Allows the review of information referred to in point v) in no more than five days following the session.

NO
Explanation: The Board does not currently have the information technology system in place that allows every Board Member to review the information referred to in point v above, to no more than five days following the session. However, the meeting minutes will be provided to the Board as quickly as possible in Spanish, with a translation in English. The Board members will have time to review the meeting minutes in either language before executing them. There is no guarantee that translations will be complete within five days.
2. Relationship between the company, the shareholders and the general public a) The Board has implemented a formal procedure for shareholders to be informed: i) With at least 3 months before the shareholder’s meeting in which board members will be elected, the diversity of capabilities, conditions, experiences and visions that according to the Board are appropriate to be a Board Member to possess in an effort to protect social interest.		NO

Explanation: The Board will be elected by the shareholders, and it is expected that Board members will possess the following qualifications: integrity, time available to perform the responsibilities necessary, the ability to critically and strategically assess challenges and opportunities presented to the Company, and a willingness to understand and commit to the highest standards of ethics.

The Board has not implemented a formal procedure as specific as the requirement outlined above, in which shareholders will be informed at least three months before Board elections, regarding the diverse capabilities, conditions, experience and visions that according to the Board are appropriate for a Board Member to possess in an effort to protect social interest.

In the event of Board elections, the Company will make available to shareholders, as soon as possible, a document that contains the professional experience and profile of the candidates for Director, who has provided said information to the Company.

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2. Relationship between the company, the shareholders and the general public. a) The Board has implemented a formal procedure for shareholders to be informed: ii) Before the voting, of the maximum number of Boards memberships that, according to the Board, is appropriate for the Directors elected by the shareholders to have.		NO

Explanation: The Board believes that each Board member should be responsible for guaranteeing that he or she has the time available to successfully perform his or her Board duties.

The Board has not implemented a procedure in which before the Board election, the maximum number of Board memberships that, according to the Board is appropriate for the Directors elected by the shareholders to hold.

2. Relationship between the company, the shareholders and the general public. a) The Board has implemented a formal procedure for shareholders to be informed: iii) Before the voting, the experience, occupation or trade of the Board member candidate.		NO
Explanation: The Board has implemented a formal procedure in which shareholders will be informed before Board elections of the experience, occupation or trade of each Board member candidate. In the event of Board elections, the Company will make available to shareholders, as soon as possible, a document that contains the professional experience and profile of the candidates for Director, who have provided said information to the Company. The Company cannot guarantee that each candidate will provide this information in a timely manner.
2. Relationship between the company, the shareholders and the general public. a) The Board has implemented a formal procedure for shareholders to be informed: iv) Before the voting, if the Board member candidate has or has had contractual, commercial or other relations with the company’s controller, main competitors or suppliers, in the last 18 months.		NO
Explanation: The Board has implemented a formal procedure in which shareholders will be informed before Board elections if a Board member candidate has had a contractual, commercial or other relationship with the Company’s controlling group, main competitors or suppliers in the past eighteen months. The Company will request that each candidate disclose if he or she has had a contractual, commercial or other relationship with the Company’s controlling group, main competitors or suppliers in the past eighteen months. Information responsive to points iii and iv above information apply to candidates who are nominated with enough advance notice necessary to prepare and disclose the above information. The Company cannot guarantee that each candidate will provide this information in a timely manner.
2. Relationship between the company, the shareholders and the general public. b) The Board has implemented a formal mechanism, system or procedure that allows: i) The shareholders to participate and exercise their right to vote remotely, in the same manner as the shareholders that are physically present at the meeting.		NO
Explanation: The Board has not implemented a formal working procedure that allows the shareholders to participate and exercise their right to vote at shareholders’ meetings remotely in the same manner as the shareholders that are physically present at the meeting. The ADR shareholders vote via proxy card through the Bank of New York, which does not allow for real time voting.
2. Relationship between the company, the shareholders and the general public. b) The Board has implemented a formal mechanism, system or procedure that allows ii) The shareholders to observe remotely and in real time what happens in the shareholders’ meetings.	YES
Explanation: The Board has implemented a formal working procedure that allows shareholders to observe remotely and in real time, what happens in the shareholders meeting. At the 2016, 2017 and 2018 Annual General Shareholder Meeting, shareholders were given the opportunity to listen to the meeting live via a link on the Company’s website. The Company will use its best efforts to allow shareholders to observe remotely what happens in real time in future shareholder meetings.
2. Relationship between the company, the shareholders and the general public. b) The Board has implemented a formal mechanism, system or procedure that allows: iii) The general public to be informed in real time of the agreements adopted at the shareholder meetings.	YES
Explanation: The Board has implemented a formal working procedure that allows the general public to be informed in real time of the agreements adopted at the shareholder meetings. At the 2016, 2017 and 2018 Annual General Shareholders’ Meeting, shareholders were given the opportunity to listen to the meeting live via a link on the Company’s website. Any announcements will be made in both Spanish and English and will be made available on the Company’s website, as well as filed with the appropriate regulatory agency, as required.

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2. Relationship between the company, the shareholders and the general public. b) The Board has implemented a formal mechanism, system or procedure that allows: iv) The general public to be informed of the agreements adopted at the shareholder meetings, with a delay of no more than 5 minutes after the agreements are voted.	YES
Explanation: The Board of Directors has implemented a formal working procedure in which the general public will be informed of the agreements adopted at the shareholder meetings, with a delay of no more than five minutes after the agreements are voted on. At the 2016, 2017 and 2018 Annual General Shareholders’ Meeting, shareholders were given the opportunity to listen to the meeting live via a link on the Company’s website. Following the shareholder meeting, the Company will make public as soon as possible any relevant resolutions that were adopted in the shareholder meeting. These announcements will be made in both Spanish and English and will be made available on the Company’s website, as well as filed with the appropriate regulatory agency, as required.
2. Relationship between the company, the shareholders and the general public. c) The Board has approved a policy and established formal procedures in order to provide annually the public information regarding: i) The policies adopted by the company related to the matters of social responsibility and sustainable development.	YES
Explanation: The Board has approved a policy and established formal procedures in order to annually provide the public information regarding the policies adopted by the Company related to matters of social responsibility and sustainable development. The Company has a website where shareholders may access all available public information regarding the Company. Specifically, the Company’s website shall include the policies adopted related to social responsibility and sustainable development.
2. Relationship between the company, the shareholders and the general public. c) The Board has approved a policy and established formal procedures in order to provide annually the public information regarding: ii) The relevant interest groups as identified by the company, as well as the reasons why said groups are defined as such.		NO
Explanation: The Board has approved a policy and established formal procedures in order to annually provide the public information regarding the relevant interest groups as identified by the Company. The Company publishes a separate Sustainability Report to provide further information on its social and environmental performance. As part of the Sustainability Report, the Company identifies the relevant interest groups as well as the reason why said groups are identified as such, and indicators measured by the Company in matters related to social responsibility and sustainable development.
2. Relationship between the company, the shareholders and the general public. c) The Board has approved a policy and established formal procedures in order to provide annually the public information regarding: iii) The major risks of the company, including those related to sustainability, as well as the main sources of those risks.	YES
Explanation: The Board has approved a policy and established formal procedures in order to annually provide the public information regarding the major risks of the Company, including those related to sustainability, as well as the main sources of those risks. The Company annually informs its shareholders about the principal risks faced by the Company. These main risks are published annually in the 20-F filing (Item 3.D Risk Factors) and in the annual report.
2. Relationship between the company, the shareholders and the general public. c) The Board has approved a policy and established formal procedures in order to provide annually the public information regarding: iv) The indicators measured by the company in matters related to social responsibility and sustainable development.	YES
Explanation: The Board has approved a policy and established formal procedures in order to annually provide the public information regarding the indicators measured by the Company in matters related to social responsibility and sustainable development. The Company annually publishes a Sustainability Report to provide further information on its social and environmental performance. As part of the Sustainability Report, the Company identifies the indicators measured by the Company in matters related to social responsibility and sustainable development.
2. Relationship between the company, the shareholders and the general public. c) The Board has approved a policy and established formal procedures in order to provide annually the public information regarding: v) The existence of goals and the evolution of the sustainability indicators.		NO
Explanation: The Company annually publishes a Sustainability Report to provide further information on its social and environmental performance in which it provides the public information regarding the existence of goals and the evolution of the sustainability indicators. As part of the Sustainability Report, the Company identifies the indicators measured by the Company in matters related to social responsibility and sustainable development.
2. Relationship between the company, the shareholders and the general public. d) Regarding the definition of policies indicators and report format referred to by letter e), internationals standards have been followed, such as the directives of ISO 26000:2010, or the Principles and Standards of Reports and Disclosures of the “Global Reporting lnitiative" or the "lnternational lntegrated Reporting Council".	YES

Explanation: The Company issues the following reports: i) a 20-F based on SEC guidelines, ii) a Sustainability Report base on international standards such as the directives of ISO 26000:2010, or the Principles and Standards of Reports and Disclosures of the Global Reporting lnitiative or the lnternational lntegrated Reporting Council, iii) an annual report based on SVS guidelines, and iv) financial statements based on both SEC and SVS guidelines.

Also, according to CGP Section 9, the SHEC Committee shall periodically review the safety, health, environmental and sustainability policies of the Company and, as appropriate, recommend changes in such policies to the Board of Directors or management. Regarding the definition of policies indicators and reports, the Board will ensure that international standards such as Global Reporting Initiative or equivalent have been followed.

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2. Relationship between the company, the shareholders and the general public. e) The company has an investor, shareholders and press relations unit, that: i) Allows them to clarify any doubt about the company, its business, main risks, financial, economic or legal situation, and publicly known businesses.	YES

Explanation: The company has an investor, shareholders and press relations unit, and allows them to clarify any doubt about the Company, its business, main risks, financial, economic or legal situation, and its publicly known businesses. The Company maintains a dialogue with institutional shareholders and sell-side analysts as well as potential shareholders. The Company’s official spokespersons to the market, in general, and especially to the media, are its CEO and its CFO. Notwithstanding the above, the “Investor Relations” and “Communications” Departments facilitate the delivery of information which the Company must provide to certain persons and to the communities where they develop their activities. More specifically, the Investor Relations team manages a formal program of presentations to update institutional shareholders and analysts on developments in the Company, its business, main risks, and financial, economic or legal situation. The Company also issues quarterly financial results. Copies of these results, presentations and other press releases issued by the Company are available on its website. The Company has members of the Investor Relations team who are fluent in English, in an effort to answer questions from individuals who do not speak Spanish.

The Board receives regular summaries and feedback in respect to the meetings held as part of the investor relations program as well as receiving analyst reports on the Company.

The Company holds regular non-deal meetings with institutional investors and sell-side analysts throughout the year which include international investor non-deal roadshow programs, presenting at industry conferences, hosting sell-side analyst events, and conducting individual investor meetings. These shall be attended by various members of the senior management team.

The Company has a website by means of which the shareholder may access all available public information regarding the Company. The Company ensures that it will provide to shareholders and the general public the information required by law in regard to economic, legal, and financial situations, in line with the rights and duties inherent to the position as shareholder, in both Spanish and English. Specifically, the Company’s website shall include the policies adopted by the Company in relation to social responsibility and sustainable development.

2. Relationship between the company, the shareholders and the general public.e) The company has an investor, shareholders and press relations unit, that: ii) Includes people that are at least fluent in English, in order to answer questions from people who do not speak Spanish.	Yes
Explanation: The Company has members of the Investor Relations team who are fluent in English, in an effort to answer questions from individuals who do not speak Spanish.
2. Relationship between the company, the shareholders and the general public.e) The company has an investor, shareholders and press relations unit, that: iii) Is the only unit authorized by the Board to answer such questions from the shareholders, investors and press.		NO
Explanation: The investor relations unit in not the only unit authorized by the Board to answer such questions from shareholder, investors and the press. The Company’s official spokespersons to the market, in general, and especially to the media, are its CEO and its CFO. Notwithstanding the above, the “Investor Relations” and “Communications” Departments coordinate with the CEO, CFO and other executives in the Company facilitate the delivery of information which SQM must provide to certain persons and to the communities where they develop their activities. While the Company attempts to only have this unit answer questions from investors, shareholders or press unit. The Company cannot guarantee that it will be the only unit responding the shareholders, investors and/or the press.
2. Relationship between the company, the shareholders and the general public. f) The Board has a formal procedure of continual professional development in place: i) To detect and implement possible improvements in the generation processes of the company’s disclosure to the market in order for them to be easily understood by the public.	Yes
Explanation: The Board has a formal procedure for continual professional development in place to detect and implement possible improvements in the generation processes of the company’s disclosure to the market in order for them to be easily understood by the public. The Board has delegated this to the Corporate Governance Committee.
2. Relationship between the company, the shareholders and the general public. f) The Board has a formal procedure of continual professional development in place: ii) To detect and implement possible improvements in the generation and disclosure processes of the company’s disclosures to the market in order for them to be provided to the market in a timely way.	Yes
Explanation: The Board has a formal procedure for continual professional development in place to detect and implement possible improvements in the generation processes and disclosure processes of the company’s disclosures to the market in order for them to be provided to the market in a timely way. The Board has delegated this to the Corporate Governance Committee.

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2. Relationship between the company, the shareholders and the general public. f) The Board has a formal procedure of continual professional development in place: iii) That considers the advisory of an outside expert for the detection and implementation of such improvements.	YES

Explanation: The Board has a formal procedure for continual professional development in place to detect and implement possible improvements, and will consider the advisory of an outside expert for the detection and implementation of such improvements. The Board has delegated this to the Corporate Governance Committee, and not necessarily considering the advisory of an outside expert for the detection and implementation of such improvements.

2. Relationship between the company, the shareholders and the general public. f) The Board has a formal procedure of continual professional development in place: iv) That the detection referred to by the previous points i) and ii) is at least done annually.	YES
Explanation: The Board has a formal procedure for continual professional development in place to detect and implement possible improvements in The Board has delegated this to the Corporate Governance Committee.
2. Relationship between the company, the shareholders and the general public. g) The company has an updated website by means of which the shareholders can access all of its public information, in a simple and easy way.	YES
Explanation: The Company has an updated website by means of which the shareholder may easily access all available public information regarding the Company.
3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: i) It has the risk management guidelines approved by the Board as its directives.		NO
Explanation: The Board has implemented a formal risk management and control process, which is operating. The Audit and Financial Risk Committee will review the Company’s policies relating to financial risk assessment and financial risk management, including a review of the Company’s key financial risks and related mitigations.
3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: ii) It has a Risk Management unit or equivalent, in charge of facilitating the process detection, quantification, monitoring and communication of risks, and it reports directly to the Board.		NO

Explanation: The Board has a formal risk management policy in which a Risk Management unit or equivalent is responsible for facilitating the detection, quantification, monitoring and communication of risks. This entity reports directly to the Audit and Financial Risk Committee. The Audit and Financial Risk Committee and the Board meet as necessary.

During every meeting with the Risk Management and Compliance Officer, the Board will have an opportunity to meet with him or her without the presence of managers or senior management.

The Head of the Risk Management Unit reports directly to the CEO, but has direct access to the Audit and Financial Risk Committee and the Board.

3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: iii) It has an Internal Audit unit or equivalent, responsible for verifying the effectiveness and fulfillment of the policies, procedures, controls and codes approved by the Board, and it reports directly to it.		NO

Explanation: The Board has a formal risk management procedure in which an Internal Audit unit or equivalent is responsible for verifying the effectiveness and fulfillment of the policies, procedures, control and codes approved by the Board. The Internal Audit Manager reports directly to the Audit and Financial Risk Committee. The Board and the Audit and Financial Risk Committee meet as necessary, but not less than twice per year with the Company’s Internal Audit Manager to:

a)       Review the audit program or annual plan;

b)       Review the recommendations and improvements from the Head of Internal Audit in an effort to minimize the occurrence of irregularities or fraud;

c)       Review the effectiveness of the crime prevention models implemented by the Company; and

d)       Ensure that the Company’s internal policies, procedures, and controls are being effectively complied with by the entire organization and learn the Internal Audit Manager’s opinion in regard to the effectiveness, suitability or possible improvements of said policies, procedures and controls.

During every meeting with the Internal Audit Manager, the Board will have an opportunity to meet with him or her without the presence of managers or senior management.

The Company maintains an Internal Audit Unit, or equivalent.

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3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: iv) It includes, within the process of quantification, monitoring and communication of risks, both the direct company risks and the indirect ones that can arise from the other companies in the holding to which the company belongs.	YES
Explanation: The Board has a formal risk management policy which includes the quantification, monitoring and commination of risk, both the direct company risks and the indirect risks that can arise from other companies in the holding to which the company belongs. The Company will annually inform its shareholders about the principal risks faced by the Company. These main risks are published annually in the 20-F filing (Item 3.D Risk Factors) and in the annual report.
3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: v) It considers the potential impact of the sustainability, economic, social and environmental risks to which the company is exposed.	YES
Explanation: The Board has a formal risk management procedure which considers the potential impact of sustainability, economic, social and environmental risk to which the Company is exposed. The Company will annually inform its shareholders about the principal risks faced by the Company. These main risks are published annually in the 20-F filing (Item 3.D Risk Factors) and in the annual report.
3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: vi) It has as guidelines national and international principles, directives and recommendations such as, for example, those developed by "The Committee of Sponsoring Organizations" (COSO) or those contained in "Control Objectives for information and Related Technology"(COBIT) created by ISACA or ISO 31000:2009 and ISO 31004:2013.	YES
Explanation: The Board has a formal review which has as guidelines the national and international principles, directives and recommendations such as, for example, those developed by "The Committee of Sponsoring Organizations" (COSO) or those contained in "Control Objectives for information and Related Technology" (COBIT) created by ISACA or ISO 31000:2009 and ISO 31004:2013.
3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: vii) It includes a Code of Conduct or equivalent document, approved by the Board, which defines the principles and guidelines that must guide the behavior of the company’s personnel and Board.	YES
Explanation: The Board has a formal review procedure which includes a Code of Conduct or equivalent document, approved by the Board and reviewed, which defines the principles and guidelines that must guide the behavior of the company’s personnel and Board, which includes, among other things i) the expected behavior of Company Directors and employees, ii) what is understood as conflict of interest, iii) the main situations that constitute a conflict of interest, iv) the procedure that a director must follow to declare and resolve a possible conflict of interest and v) policies and procedures relating to anti-corruption. The Code of Ethics shall be reviewed by the Board and updated, if necessary, annually.
3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: viii) It includes the information and permanent training of all the related personnel, regardless of the contractual bond that ties them to the company, regarding the policies, procedures, controls and codes implemented for the risk management.	YES
Explanation: The Board has a formal review procedure which includes a Code of Ethics or equivalent document, approved by the Board, which includes the information and permanent training of all the related personnel, regardless of the contractual bond that ties them to the company, regarding the policies, procedures, controls and codes implemented for the risk management. The Board will ensure that the Company has an established procedure known by everyone who works for the Company, which is especially designed to identify possible issues that goes against the current laws, standards, regulations, or Code of Ethics or Policies of the Company, and which provides confidentiality of the identity of the whistleblower through the Code of Ethics and through the whistleblower form which is available on the Company’s website.
3. Risk management and control. a) The Board has implemented a formal risk management and control process, which is operating and: ix) It is revised and updated at least annually.	YES
Explanation: The Board has a formal risk management procedure in place, which is reviewed and updated at least annually.

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3. Risk management and control. b) The Board has implemented a formal procedure, which is operating: i) To channel the notifications from its personnel, regardless of their contractual bond, shareholders, clients, suppliers, or outside third parties, regarding possible irregularities or illegal acts.	Yes

Explanation: The Board has implemented a formal review procedure in place that channels whistleblower reports from its personnel, regardless of their contractual bond, shareholders, clients, suppliers, or outside third parties, regarding possible irregularities or illegal acts. The Company has an established procedure known by everyone who works for the Company, which is especially designed to identify possible issues that go against the current laws, standards, regulations, or Code of Ethics or Policies of the Company, and which provides confidentiality of the identity of the whistleblower through the Code of Ethics and through the whistleblower form which is available on the Company’s website, and is managed by a third party Navex. The whistleblower form can be found at the following link on the Company’s website: https://secure.ethicspoint.com/domain/media/es/gui/55494/index.html

3. Risk management and control. b) The Board has implemented a formal procedure, which is operating: ii) That guarantees the anonymity of the whistleblower.	Yes
Explanation: The Board has implemented a formal procedure in which the anonymity of the whistleblower is protected.
3. Risk management and control. b) The Board has implemented a formal procedure, which is operating: iii) That allows the whistleblower to know the status of his denounce.	Yes
Explanation: The Board has implemented a formal procedure that allows the whistleblower to know the status of his or her claim.
3. Risk management and control. b) The Board has implemented a formal procedure, which is operating: iv) That is informed to its personnel, shareholders, clients, suppliers and third parties, both through training and through the company’s website.	YES
Explanation: The Board of Directors has implemented a formal process that is informed to its personnel, shareholders, clients, suppliers and third parties, both through training and through the company’s website. The Code of Ethics is on the Company website. Additionally, company employees are subject various training programs.
3. Risk management and control.c) The Board has implemented a formal procedure, which is operating: i) To detect and reduce organizational, social or cultural barriers that could be inhibiting the diversity of capabilities, conditions, experiences and visions that would have taken place without those barriers.	YES
Explanation: The Board has implemented a formal process to detect and reduce organizational, social or cultural barriers that could be inhibiting the diversity of capabilities, conditions, experiences and visions that would have taken place without those barriers. The SHEC shall receive and review, not less than annually, the detected organizational, social or cultural barriers that could be inhibiting the natural diversity that would have taken place without these barriers.
3. Risk management and control. c) The Board has implemented a formal procedure, which is operating: ii) To identify the diversity of capabilities, knowledge, conditions, experiences and visions that their main executives should possess.	YES

Explanation:

The Board has implemented a formal procedure to identify the diversity of capabilities, knowledge, conditions, experiences and visions that their main executives should possess.

The Board will annually identify potential replacements for the CEO and the senior management of the Company, who possess diverse capabilities, knowledge, conditions, experiences and visions that are required for each position, and to ensure a plan is in place to implement a timely replacement of the CEO and other members of the senior management team in the event of their unexpected absence, minimizing the impact on the Company.

3. Risk management and control. c) The Board has implemented a formal procedure, which is operating: iii) To identify potential replacements for the CEO and other main executives of the company within the personnel, through the identification process described in the previous point ii).	YES

Explanation:

The Board has implemented a formal procedure to identify potential replacements for the CEO and other main executives of the company within the personnel, through the identification process described in the previous point ii.

The Board will annually identify potential replacements for the CEO and the senior management of the Company, who possess diverse capabilities, knowledge, conditions, experiences and visions that are required for each position, and to ensure a plan is in place to implement a timely replacement of the CEO and other members of the senior management team in the event of their unexpected absence, minimizing the impact on the Company.

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3. Risk management and control. c) The Board has implemented a formal procedure, which is operating: iv) To replace the CEO and other main executives of the company in a timely manner, and to pass their functions and relevant information, in case of their unexpected absence, minimizing the impact in the company.	YES

Explanation: The Board has implemented a formal procedure in place to replace the CEO and other main executives of the company in a timely manner, and to pass their functions and relevant information, in case of their unexpected absence, minimizing the impact in the company.

The Board will annually identify potential replacements for the CEO and the senior management of the Company, who possess diverse capabilities, knowledge, conditions, experiences and visions that are required for each position, and to ensure a plan is in place to implement a timely replacement of the CEO and other members of the senior management team in the event of their unexpected absence, minimizing the impact on the Company.

3. Risk management and control. c) The Board has implemented a formal procedure, which is operating: v) And the detection to which points i) and ii) referred to is done at least annually.	YES

Explanation: The Board has implemented a formal procedure in the detection of the matters referenced in i and ii above, which will be done at least annually.

The Board will annually identify potential replacements for the CEO and the senior management of the Company, who possess diverse capabilities, knowledge, conditions, experiences and visions that are required for each position, and to ensure a plan is in place to implement a timely replacement of the CEO and other members of the senior management team in the event of their unexpected absence, minimizing the impact on the Company.

3. Risk management and control. d) The Board has implemented a formal procedure, which is operating: i) To review, at least annually, the salary and policies of compensation of the CEO and other main executives, in order to detect and correct possible incentives to expose the company to risks that are not in line with the policies defined on the matter or to the execution of possible illegal acts.	YES

Explanation: The Board has implemented a formal procedure to review, at least annually, the salary and policies of compensation of the CEO and other main executives, in order to detect and correct possible incentives to expose the company to risks that are not in line with the policies defined on the matter or to the execution of possible illegal acts. The Audit and Financial Risk Committee shall examine the remuneration and compensation plans of the senior management and Company employees.

3. Risk management and control. d) The Board has implemented a formal procedure, which is operating: ii) That includes the advisory of an external third party that supports the Board, and the Board committee if necessary, in the revision referred to by previous point i).		NO
Explanation: The Board has implemented a formal procedure which includes the advice of an external third party that supports the Board, and the Board committee if necessary, in the review referred to by previous point i. In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors. In 2018, a report was prepared internally and reviewed by the Board.
3. Risk management and control. d) The Board has implemented a formal procedure, which is operating: iii) That includes the disclosure of the salary and political structures of compensation of the CEO and other main executives in the company’s website.		NO
Explanation: The Board has not implemented a formal procedure that includes the disclosure of the salary and political structures of compensation of the CEO and other main executives in the company’s website. However, in the annual report and 20-F we describe the compensation plan for the CEO and executive management.
3. Risk management and control. d) The Board has implemented a formal procedure, which is operating: iv) That subjects these salary and political structures to the approval of the shareholders.		NO
Explanation: The Board has not implemented a formal procedure subjects these salary and political structures to the approval of the shareholders. The Board makes these approvals.
4. Third party evaluation. a) The self-evaluation of the Board regarding the adoption of the practices contained in this standard: i) Has been reviewed and validated by an external third party.	YES
Explanation: The Board completed a self-evaluation of the Board regarding the adoption of the practices contained in this standard that was reviewed and validated by an external third party. Each year the Board will evaluate its own processes and performance through a Board Assessment designed to promote the Board’s on-going effectiveness and continuous improvement. This year, this evaluation was performed by a third party.

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4. Third party evaluation. a) The self-evaluation of the Board regarding the adoption of the practices contained in this standard: ii) The person or group of people that did the review and validation have at least 5 years of proven experience in processes and controls effectiveness evaluation, or providing professional advisory or consulting services in the design and implementation of processes, risk management, or continual improvement.	YES

Explanation: The person or group of people that did the review in 2018 has at least 5 years of proven experience in processes and controls effectiveness evaluation, or providing professional advisory or consulting services in the design and implementation of processes, risk management, or continual improvement.

In 2018, Uwe Hasseldieck completed the review.

4. Third party evaluation. a) The self-evaluation of the Board regarding the adoption of the practices contained in this standard: iii) The entity or people that did the review and validation are regulated by the Superintendence or foreign public or private organization of similar competence.		NO

Explanation: The entity or people that did the review is not regulated by the Superintendence or foreign public or private organization of similar competence. The Board will hire the advisor whom they feel is best fit for the job.

In 2018, Uwe Hasseldieck completed the review.

4. Third party evaluation. a) The self-evaluation of the Board regarding the adoption of the practices contained in this standard: iv) The entity or people that did the review and validation belong to a list established by the national stock exchanges of entities that fulfill the defined conditions to certify the self-evaluation to which this standard refers to.	YES

Explanation: The entity or people that did the review did belong to a list established by the national stock exchanges of entities that fulfill the defined conditions to certify the self-evaluation to which this standard refers to. The Board will hire the advisor who they feel is best fit for the job.

In 2018, Uwe Hasseldieck completed the review. He is registered with the Santiago Stock Exchange.

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: January 22, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.